

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2017

Gregory J. Goff
Chairman, President and Chief Executive Officer
Tesoro Corporation
19100 Ridgewood Parkway
San Antonio, TX 78259

> **Re: Tesoro Corporation**
> **Registration Statement on Form S-4**
> **Filed December 14, 2016**
> **File No. 333-215080**

Dear Mr. Goff:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

What will happen to Western Refining as a result of the merger?, page 7

1.   Please disclose the timing and how you will provide notice if either Tesoro or Western Refining elects in accordance with the merger agreement to effect the second merger.

The Merger, page 69

Background of the Merger, page 70

2.   You disclose that at various board meetings over the past several years, Tesoro management discussed various potential strategic opportunities for Tesoro. Please elaborate on this process, and discuss how Tesoro management ultimately decided to view Western Refining as a potential strategic acquisition candidate. Additionally, provide greater detail as to why at the August 2, 2016 meeting the board authorized Tesoro management to further explore a potential acquisition, including a direct approach to Western Refining.

3. On October 13, 2016 and November 4, 2016, you disclose that senior management of Western Refining and the representatives of Barclays discussed various public and private companies in the industry that could be potential counterparties in a strategic transaction. We note that representatives of Western Refining and Barclays exchanged "initial views" and "preliminary views" that an alternative transaction with other counterparties were not likely. Please explain in more detail what alternative strategic transactions were considered, and why and how senior management and Barclays came to believe that it was unlikely a transaction with any of those parties would be able to offer greater value to Western Refining stockholders. In this regard, you disclose a series of factors considered, but you do not disclose how an analysis of such factors lead Western Refining's management and Barclays to believe it was unlikely that a transaction with any other counterparty could offer superior value.

4. In meetings on October 31 and November 10, 2016, you disclose that Goldman Sachs and Tesoro board members and senior management discussed the interloper risks related to the potential impact of a transaction with Western Refining on future third party offers to acquire Tesoro. We further note your disclosure on page 80 regarding the impact of the pending merger on the likelihood that a third party would make Tesoro an acquisition proposal. Please elaborate on any alternative transaction(s) or transaction structures Tesoro's management considered to strengthen its business and enhance shareholder value, including any sale to a third party, and why such alternatives were not pursued.

Unaudited Pro Forma Condensed Combined Financial Statements, page 171

Notes to Unaudited Pro Forma Financial Statements, page 176

Note 2. Purchase Accounting, page 177

5. Revise to provide a qualitative description of the factors that make up the goodwill to be recognized in the merger. Refer to FASB ASC 805-30-50-1a.

Note 3. Financing, page 180

6. Disclosure indicates that you expect to issue new debt to refinance various existing indebtedness of Western Refining, Inc. and to finance a portion of the merger consideration. Expand your disclosure to more clearly describe how these debt arrangements will be utilized (i.e., address what portion of this new debt will come from your revolving credit facility, the bridge credit facility, etc.). In addition, explain your basis for the weighted average interest rate used to calculate pro forma interest expense.

Other

7.　　We supplementally received "board books" from you and the financial advisors on January 10, 2017. We may have further comments on your disclosure once we have had the opportunity to review these materials.

　　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　　You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 or me at (202) 551-3642 with any other questions.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　/s/ Loan Lauren P. Nguyen

　　　　　　　　　　　　Loan Lauren P. Nguyen
　　　　　　　　　　　　Legal Branch Chief
　　　　　　　　　　　　Office of Natural Resources